Exhibit 99.1

Media release

August 31, 2026

AkzoNobel and Axalta announce three directors to finalize the combined company Board

Amsterdam and Philadelphia, August 31 — Akzo Nobel N.V. (AKZA; AKZOY) (“AkzoNobel”) and Axalta Coating Systems Ltd. (AXTA) (“Axalta”) today announced that Stephan B. Tanda, Denise C. Johnson and Robert Schuchna have agreed to serve as non-executive Directors of the combined company upon completion of their pending merger of equals.

Rakesh Sachdev, Chair of the Axalta Board of Directors – who will serve as Chair of the combined company Board, stated, “We are pleased to announce that Stephan, Denise and Robert will join the combined company Board upon closing of our merger. Stephan and Denise each bring significant senior executive experience driving growth at a variety of industrial businesses, and Robert’s deep investment background will reinforce the Board’s focus on long-term value creation. Together, their expertise will further strengthen the Board and enhance its oversight of the combined company’s strategic priorities.”

Ben Noteboom, Chairman of the Supervisory Board of AkzoNobel, who will serve as Vice-Chair of the combined company Board, said: "These highly qualified independent directors bring experience that will support the Board as we bring together our complementary portfolios, industry-leading innovation capabilities and talented teams. We have already seen the value Robert has added to AkzoNobel as a member of our Supervisory Board, and we look forward to benefiting from his continued insights alongside Stephan and Denise. With the Board now fully assembled, we are confident the combined company is well positioned to realize the full potential of the merger by accelerating innovation, strengthening customer relationships and delivering sustainable growth."

As of closing, the combined company Board will be composed of Rakesh Sachdev (Chair), Ben Noteboom (Vice-Chair), Greg Poux-Guillaume (CEO), Chris Villavarayan (Deputy CEO), Jaska de Bakker, Jan Bertsch, Denise Johnson, Wouter Kolk, Robert Schuchna, Kevin Stein and Stephan Tanda.

About Denise C. Johnson

Johnson is currently a Group President of Caterpillar and is responsible for Resource Industries (RI), where she has responsibilities for mining, heavy construction, quarry and aggregates products, services and technology. She also serves as a Director of ABB, a global technology leader focused on electrification and automation. Before joining Caterpillar in 2011, she worked for General Motors (GM) in different managerial roles in the US and as President and Managing Director of GM in Brazil. Johnson holds a Bachelor's degree in mechanical engineering from Michigan State University and Master’s degrees in mechanical engineering and business administration from the Massachusetts Institute of Technology (MIT).

About Robert Schuchna

Schuchna is a partner at Cevian Capital, the leading active ownership fund focused on public companies in Europe. He has played an instrumental role in investments across the chemicals, consumer goods, industrials and pharma sectors, from initial due diligence through the development and implementation of value-enhancement plans. Schuchna currently serves on the AkzoNobel Supervisory Board, as well as the Board of Directors of Rexel. Schuchna holds a Master’s degree in banking and finance from the University of Zurich.

About Stephan B. Tanda

Tanda currently serves as President and CEO of AptarGroup, which has announced his retirement as CEO on September 1, 2026. At AptarGroup, he drove transformation of the company’s strategy from a consumer-focused packaging manufacturer into a high-margin, innovation-led leader in drug delivery and active material sciences. Previously, he served as an Executive Managing Board Director for ten years at Royal DSM NV. His career also includes leadership roles at DuPont and Freudenberg Nonwovens Group. He currently serves as a Director of AptarGroup and of Ingredion, a global provider of ingredients for the food, beverage, brewing and pharmaceutical industries and numerous industrial sectors, and previously served as a Director on the Board of Patheon NV, a Pharma Custom Manufacturer, from its IPO to its sale to ThermoFisher Scientific, and on the board of Semperit AG. Tanda holds a degree in Plastics Engineering from the University of Leoben in Austria, as well as an MBA from the Wharton School of the University of Pennsylvania.

The appointments of these three additional non-executive Directors are expected to be subject to be put forward for shareholder approval at an Extraordinary General Meeting later this year.

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

About Axalta

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us on LinkedIn.

Not for publication – for more information AkzoNobel Media Relations	AkzoNobel Investor Relations
T +31 (0)88 - 969 7833 Contact: Diana Abrahams media.relations@akzonobel.com	T +31 (0)88 - 969 0139 Contact: Jan Willem Enhus investor.relations@akzonobel.com

Axalta Media Relations	Axalta Investor Relations
T +1 (302) 290-3906 Contact: Patricia Morschel media-relations@axalta.com	T +1 (610) 999-9407 Contact: Colleen Lubic investor-relations@axalta.com

General Restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at (i) persons who are outside the United Kingdom, (ii) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (iii) persons falling within Article 49(2)(a) to (d) of the Order, or (iv) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons and persons who are not Relevant Persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.